Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,

	2008	2007	2006	2005	2004

	(in millions)
Income from continuing operations before income tax and income from equity investees	$1,887	$1,157	$957	$878	$435
Add (deduct)
Fixed charges	109	134	134	99	63

Interest capitalized	(33)	(17)	(13)	(9)	(8)
Distributed income from equity investees	221	227	37	60	57

Earnings as defined	$2,184	$1,501	$1,115	$1,028	$547

Net interest expense	69	113	117	87	$54
Interest capitalized	33	17	13	9	8
Interest portion of rental expense	7	4	4	3	1

Fixed charges as defined	$109	$134	$134	$99	$63

Ratio of earnings to fixed charges (1)	20.0	11.2	8.3	10.4	8.7

(1)	The ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the periods presented because no shares of preferred stock were outstanding during the periods.